Exhibit 99.1

Jiayin Group Inc. Reports First Quarter 2024 Unaudited Financial Results

-- First Quarter Total Loan Facilitation Volume Grew 13.6% to RMB22.5 billion --

-- First Quarter Net Revenue Grew 31.5% to RMB1,475.3 million --

SHANGHAI, China, June 6, 2024 (GLOBE NEWSWIRE) --Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Operational and Financial Highlights:

•
Loan facilitation volume1 was RMB22.5 billion (US$3.1 billion), representing an increase of 13.6% from the same period of 2023.

•
Average borrowing amount per borrowing was RMB10,570 (US$1,464), representing an increase of 6.6% from the same period of 2023.

•
Repeat borrowing rate2 was 73.0%, compared with 67.8% in the same period of 2023.

•
Net revenue was RMB1,475.3 million (US$204.3 million), representing an increase of 31.5% from the same period of 2023.

•
Income from operations was RMB316.4 million (US$43.8 million), representing a decrease of 9.4% from the same period of 2023.

•
Net income was RMB273.1 million (US$37.8 million), representing a decrease of 2.4% from RMB279.7 million in the same period of 2023.

Mr. Yan Dinggui, the Company’s Founder, Director and Chief Executive Officer, commented: “Reflecting on the first quarter of 2024, I am pleased to report that our company achieved remarkable results. We reached a loan facilitation volume of RMB22.5 billion, representing a 13.6% year-over-year increase and exceeding our targets while our net revenue grew by 31.5%. Amid macroeconomic fluctuations and changing credit demand, we leveraged our strengths to achieve steady growth. This quarter, we prioritized risk control and quality enhancement, yielding impressive results. The application of artificial intelligence has extended from labor-intensive scenarios to knowledge-intensive scenarios, becoming a key source of competitiveness.”

1 “Loan facilitation volume” refers the loan volume facilitated in Mainland China during the period presented.

2 “Repeat borrowing rate” refers to the repeat borrowers as a percentage of all of our borrowers in Mainland China.

“Repeat borrowers” during a certain period refers to borrowers who have borrowed in such period and have borrowed at least twice since such borrowers’ registration on our platform until the end of such period.

Exhibit 99.1

“In expanding into emerging markets, we adopted a prudent yet proactive approach, controlling risks while seizing new opportunities in fintech. Looking ahead, we are confident in maintaining high-quality, sustainable growth, driving our business towards more stable and long-term development.”

First Quarter 2024 Financial Results

Net revenue was RMB1,475.3 million (US$204.3 million), representing an increase of 31.5% from the same period of 2023.

Revenue from loan facilitation services was RMB831.0 million (US$115.1 million), representing a decrease of 4.1% from the same period of 2023. The decrease was primarily due to the decrease in service fee charged from loan facilitation, partially offset by the effect of increased volume facilitated by the Company.

Revenue from releasing of guarantee liabilities was RMB524.5 million (US$72.6 million), compared to RMB128.8 million in the same period of 2023. The year-over-year increase was primarily due to the growth in average outstanding loan balances which the Company provided guarantee services.

Other revenue was RMB119.8 million (US$16.6 million), compared with RMB126.9 million in the same period of 2023.

Facilitation and servicing expense was RMB667.0 million (US$92.4 million), representing an increase of 143.3% from the same period of 2023, primarily due to the increase of guarantee costs incurred and increased loan facilitation volume.

Allowance for uncollectible receivables, contract assets, loans receivable and others was RMB2.6 million (US$0.4 million), compared with RMB6.7 million in the first quarter of 2023.

Sales and marketing expense was RMB359.8 million (US$49.8 million), representing a decrease of 5.5% from the same period of 2023, primarily due to the lower commission expenses.

General and administrative expense was RMB46.2 million (US$6.4 million), compared with RMB46.4 million in the first quarter of 2023.

Research and development expense was RMB83.3 million (US$11.5 million), representing an increase of 28.5% from the same period of 2023, primarily due to higher employee compensation benefit expenses as the number of our research and development employees increased.

Income from operations was RMB316.4 million (US$43.8 million), representing a decrease of 9.4% from the same period of 2023.

Net income was RMB273.1 million (US$37.8 million), representing a decrease of 2.4% from RMB279.7 million in the same period of 2023.

Exhibit 99.1

Basic and diluted net income per share were both RMB1.29 (US$0.18), compared to RMB1.31 in the first quarter of 2023. Basic and diluted net income per ADS were both RMB5.16 (US$0.72), compared to RMB5.24 in the first quarter of 2023. Each ADS represents four Class A ordinary shares of the Company.

Cash and cash equivalents were RMB568.2 million (US$78.7 million) as of March 31, 2024, compared with RMB370.2 million as of December 31, 2023.

The following table provides the delinquency rates of all outstanding loans on the Company’s platform in Mainland China as of the respective dates indicated.

	Delinquent for
As of	1-30 days	31-60 days	61-90 days	91 -180 days	More than 180 days
	(%)
December 31, 2020	1.47	0.88	0.70	1.66	1.81
December 31, 2021	1.31	0.90	0.72	1.78	2.12
December 31, 2022	1.01	0.67	0.51	1.18	2.02
December 31, 2023	1.13	0.90	0.68	1.48	2.07
March 31, 2024	0.99	0.85	0.68	1.63	2.62

The following chart and table display the historical cumulative M3+ Delinquency Rate by Vintage for loan products facilitated through the Company’s platform in Mainland China.

Exhibit 99.1

Business Outlook

The Company expects its loan facilitation volume for the full year of 2024 to be in the range of RMB93 billion to RMB98 billion and its loan facilitation volume for the second quarter of 2024 to be around RMB23 billion. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

Dividend Policy

On June 4, 2024, the Company's Board of Directors approved the payment of cash dividend of US$0.50 per American depositary share (ADS) for the first tranche of dividends in the fiscal year 2024. The remaining details of such cash dividend, including the payment date, are subject to the Company’s Board of Directors’ further determination.

Share Repurchase Plan Update

In March 2024, the Company’s Board of Directors approved an adjustment to the existing share repurchase plan, pursuant to which the aggregate value of ordinary shares authorized for repurchase under the plan shall not exceed US$30 million. As of June 6, 2024, the Company had repurchased approximately 2.8 million of its American depositary shares for approximately US$10.6 million.

On June 4, 2024, the Company’s Board of Directors approved to extend the share repurchase plan for a period of 12 months, commencing on June 13, 2024 and ending on June 12, 2025. Pursuant to the extended share repurchase plan, the Company may repurchase its ordinary shares through June 12, 2025 with an aggregate value not exceeding the remaining balance under the share repurchase plan.

Conference Call

The Company will conduct a conference call to discuss its financial results on Thursday, June 6, 2024 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day).

To join the conference call, all participants must use the following link to complete the online registration process in advance. Upon registering, each participant will receive access details for this event including the dial-in numbers, a PIN number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI0e4bf68f488f4b51a330934b4d5d1368

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.jiayintech.cn/.

Exhibit 99.1

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayintech.cn/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at a specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2024. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan facilitation of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

Exhibit 99.1

For investor and media inquiries, please contact:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,	As of March 31,
	2023	2024
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	370,193	568,161	78,689
Restricted cash	2,435	2,435	337
Accounts receivable and contract assets, net	2,103,545	2,188,038	303,040
Financial assets receivables, net	991,628	852,767	118,107
Prepaid expenses and other current assets, net	1,922,056	1,276,919	176,851
Deferred tax assets, net	61,174	76,248	10,560
Property and equipment, net	40,332	39,527	5,474
Right-of-use assets	49,659	50,353	6,974
Long-term investments	101,481	104,368	14,455
Other non-current assets	2,263	1,781	247
TOTAL ASSETS	5,644,766	5,160,597	714,734
LIABILITIES AND EQUITY
Deferred guarantee income	886,862	575,373	79,688
Contingent guarantee liabilities	933,947	607,743	84,171
Payroll and welfare payable	94,856	63,392	8,780
Tax payables	568,819	607,758	84,174
Accrued expenses and other current liabilities	731,863	757,635	104,931
Lease liabilities	47,958	50,014	6,927
TOTAL LIABILITIES	3,264,305	2,661,915	368,671

TOTAL SHAREHOLDERS' EQUITY	2,380,461	2,498,682	346,063
TOTAL LIABILITIES AND EQUITY	5,644,766	5,160,597	714,734

Exhibit 99.1

JIAYIN GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands, except for share and per share data)

	For the Three Months Ended March 31,
	2023	2024
	RMB	RMB	US$
Net revenue	1,122,162	1,475,340	204,332
Operating costs and expenses:
Facilitation and servicing	(274,239)	(666,974)	(92,375)
Allowance for uncollectible receivables, contract assets, loans receivable and others	(6,705)	(2,617)	(362)
Sales and marketing	(380,817)	(359,818)	(49,834)
General and administrative	(46,379)	(46,215)	(6,401)
Research and development	(64,766)	(83,270)	(11,533)
Total operating costs and expenses	(772,906)	(1,158,894)	(160,505)
Income from operation	349,256	316,446	43,827
Interest income, net	360	1,916	265
Other income, net	7,995	587	81
Income before income taxes and income from investment in affiliates	357,611	318,949	44,173
Income tax expense	(77,676)	(45,882)	(6,355)
Loss from investment in affiliates	(235)	—	—
Net income	279,700	273,067	37,818
Less: net loss attributable to noncontrolling interest shareholders	(13)	(3)	0
Net income attributable to Jiayin Group Inc.	279,713	273,070	37,818
Weighted average shares used in calculating net income per share:
- Basic and diluted	213,727,404	212,129,944	212,129,944
Net income per share:
- Basic and diluted	1.31	1.29	0.18
Net income per ADS:
- Basic and diluted	5.24	5.16	0.72
Net income	279,700	273,067	37,818
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(576)	(3,140)	(435)
Comprehensive income	279,124	269,927	37,383
Comprehensive (loss) income attributable to noncontrolling interest	(51)	14	2
Total comprehensive income attributable to Jiayin Group Inc.	279,175	269,913	37,381